Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2022	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Shareholder Letter and Financial Results

2021 – FOURTH QUARTER AND FISCAL YEAR RESULTS

FOURTH QUARTER 2021 HIGHLIGHTS

  INVOICED SALES INCREASED 15.7% VS 4Q 2020 AND 15.0% VS 4Q 2019, DESPITE PERSISTING DISRUPTION IN THE ENTIRE SUPPLY CHAIN
  GROSS MARGIN OF 35.6%, INCREASING FROM 31.4% IN 4Q 2020 AND 31.9% IN 4Q 2019, DESPITE PERDURING INFLATIONARY ENVIRONMENT
  OPERATING PROFIT OF €0.6 MILLION, AFFECTED BY EXCEPTIONAL TRANSPORTATION COSTS SPIKE, COMPARED TO A PROFIT OF €2.4 MILLION IN 4Q 2020 AND A LOSS OF (€3.0) MILLION IN 4Q 2019

FISCAL YEAR 2021 HIGHTLIGHTS

  INVOICED SALES +30.2% VS FY 2020, RESULTING ALSO HIGHER THAN THE YEAR BEFORE COVID (+10.4% VS FY 2019). THE YEAR 2021 ALSO ENDS WITH €114.4 MILLION OF ORDER FLOW BACKLOG
  GROSS MARGIN OF 36.0%, FROM 31.4% IN FY 2020 AND 29.7% IN FY 2019
  OPERATING PROFIT OF €4.9 MILLION, COMPARED TO A LOSS OF (€10.6) MILLION IN FY 2020 AND A LOSS OF (€22.5) MILLION IN FY 2019
  ADJUSTED EBITDA OF €24.9 MILLION, COMPARED TO €12.3 MILLION IN 2020 AND €1.0 MILLION IN 2019
  CASH OF €53.5 MILLION AS OF DECEMBER 31, 2021, FROM €48.2 MILLION AS OF DECEMBER 31, 2020, AND €39.8 MILLION AS OF DECEMBER 31, 2019
  POSITIVE ORDER MOMENTUM CONTINUES IN 2022: WRITTEN ORDERS DURING FIRST 12 WEEKS OF 2022 UP 32.3% VS SAME PERIOD IN 2021, DRIVEN IN PARTICULAR BY OUR BRANDS: BRANDED BUSINESS +42.6%

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 8, 2022--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”) announced its 2021 fourth quarter and full year unaudited consolidated financial results and approved the Company’s draft stand-alone financial statements.

Pasquale Natuzzi, Chairman of the Group commented: “The year just passed has turned out to be a very tumultuous year, especially on the supply chain side. Nevertheless, we have been able to deliver a double digit increase in invoiced sales and a positive result from our operations vs the two prior years. I am particularly encouraged, beyond numbers, by the leadership that the CEO and the new governance is providing to our business, and I am confident that we have now the conditions to regain the global leadership that our brands and our Group deserve”

Antonio Achille, CEO of the Group commented: “The demand for our products has remained robust, exceeding our expectations thanks to the strength of our Brands, Natuzzi Italia, our luxury Brand completely designed and made in Italy, and Natuzzi Editions, our contemporary Brand entirely designed in Italy and strategically manufactured to efficiently serve individual markets. We ended 2021 with a double digit increase in written orders versus 2020 (+17.6%) and we ended the year with written orders which are 14.5% higher before the start of covid pandemic in 2019. Demand was strong across main geographies with reference to North America, China and Emerging markets.

Supply chain complications in the industry throughout most of 2021, such as the low availability of raw materials and semi-finished goods as well as shipping shortage and delays, have limited our ability to keep pace with continued growing demand.

As a consequence of the combined effect of the accelerated growth of the demand for our products and multiple supply chain bottlenecks, we ended 2021 with an order portfolio at €114.4 million vs €103.3 million at the end of 2020, mainly concentrated in our European factories. While this represents a solid base for future business, we are focused on enhancing our production capacity so to increase the service level for our customers and clients. This is particularly important since the demand for our products continues to be robust, with written orders for the first 12 weeks being +32.3% vs same period in 2021.

We reported increasing gross margins both on a quarterly and yearly basis, despite the challenges of a generalized inflationary environment, with escalating commodity and freight costs that put pressures on margins, particularly evident in 2021 fourth quarter.

In order to mitigate such supply-chain related issues, we are progressing with a series of initiatives which are aimed at enhancing the modernization of our factories, increasing efficiency and production capacity.

As anticipated in November, we started the “Factory 4.0” pilot in one of our factories in Italy. This program, completely inspired by the automotive industry, leverages on innovative technologies and provides for a greater involvement of our vendors in the process, so that everyone in the value chain, our suppliers included, can contribute to identify opportunities to improve and stabilize the overall process flow. This program, once fine-tuned in our pilot plant, will be gradually extended to the main Group’s owned remaining factories in Italy as well as in China, Romania and Brazil.

Last year also saw significant changes on our organization which are now impacting positively on the way our team works. In November, we launched the new commercial organization, which pivots on the Brands rather than the distribution channels. This represents an important step forward in supporting our journey to become a lifestyle brand and a retailer with a clear strategy and a different positioning for each of the two brands. Each Chief Brand Officer is now fully on board and in charge of setting the brand marketing and merchandising strategy while interacting closely with the Regions to define the distribution priorities. We believe this has been a key step in the direction of becoming a Consumer and Brand Centric organization. The growth of both Brands in the first 12 weeks of 2022 confirms the positive impact of the new organization on our business.

We also introduced a new Business Unit to capture and develop further our Furnishing & Accessories business. Furnishings and accessories have been experiencing significant growth, increasing in 2021 by 28.6% vs 2020 and we believe this is a great opportunity to increase the average order tickets of our stores.

This business unit, which will oversee the entire value chain, will adopt an “asset light” business model, as suppliers will be directly involved in both production and inventory management. The manager of this new division will join us in April. Mr. Massimiliano Giacomelli, with thirty years of experience in the home furnishings industry, joins us from an Italian high-end furniture company where he served as CEO. Massimiliano will report to the CEO and will act in close relation with both Chief Brand Officers and the Creative director to ensure coherence of the merchandising proposition with the strategy of each brand, so to further enhance the retail experience.

We keep on working to strengthen our organization to support and accelerate our transformation. To execute our plans, we are still looking for a few specific talents to complement our team. I want to have in all key positions of the new organization managers which have an entrepreneurial mindset and share passion towards the vision we have developed to regain our Global Leadership position by 2026.

The other front we keep on working is retail, in an effort to complete our transition to a Brand Retailer group. On this front, I am pleased that our stores continue improving their performance, most notably in the US, which remains one of our strongest retail opportunities. During 2021, like-for-like sales of our DOS located in the US grew by 64.8% and 35.6% over 2020 and 2019, respectively.

We are also very pleased with the pace of development and performance of retail in China, which is predominately served with franchising monoband stores. During 2021, our JV added 84 new monoband stores, bringing the total number of stores to 340. We are seeing continuous growth in revenues, not only as a result of retail expansion, but also in terms of organic growth.

We also concluded an important JV agreement to accelerate the growth of the rest of Apac and to reinforce our production capabilities in Vietnam. I am particularly glad that Mr. Mai Huu Tin, Executive Chairman of TTF, has completed his 20% acquisition in our subsidiary Natuzzi Singapore. Mr. Tin completely shares the values of our Company and the vision for growing our Brands in the Region, both through retail and the growing contract business. With this partnership now in place, I am confident that we have the necessary ingredients to accelerate the development of our business in the region.”

***

The economic and geopolitical context remains extremely delicate. For this reason, we are applying a tight approach to cost management, reducing costs whenever it is possible without jeopardizing the current growth momentum. In addition, as we work to execute our 2022 budget, which is inspired by the ambition to strengthen our growth trajectory, we keep monitoring closely the evolution of the key markets we operate in, so to be ready, if needed, to timely take appropriate initiatives to adjust our cost structure and operating model to the evolving context.

4Q 2021 CONSOLIDATED REVENUE

4Q 2021 consolidated revenue amounted to €115.6 million, an increase of 15.7% from €99.9 million in 4Q 2020 and of 15.0% from €100.6 million in 4Q 2019.

Excluding “other sales” of €3.9 million, 4Q 2021 invoiced sales from upholstered and other home furnishings products amounted to €111.7 million, an increase of 17.1% compared to 4Q 2020 and of 16.7% compared to 4Q 2019.

To provide a better understanding of the different growth drivers of our operating model, invoiced sales from upholstered and other home furnishings are hereafter described according to the main dimensions of the Group’s business:

  A: Branded/Unbranded Business
  B: Distribution

A. BRANDED/UNBRANDED BUSINESS

The Group operates in the branded business (with the Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business.

Within the branded business, Natuzzi is pursuing a dual-brands strategy:

  Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
  Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania, Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 4Q 2021, Natuzzi’s branded invoiced sales amounted to €98.9 million, an increase of 21.5% compared to 4Q 2020 and of 21.9% compared to 4Q 2019. In 4Q 2021, invoiced branded sales represented 88.6% of upholstered and other home furnishings sales, compared to 85.3% in 4Q 2020 and 84.8% in 4Q 2019. The following is the contribution of each Brand to 4Q 2021 invoiced sales:

  Natuzzi Italia invoiced sales amounted to €42.9 million, an increase of 29.7% compared to 4Q 2020 and of 14.4% compared to 4Q 2019.
  Natuzzi Editions invoiced sales (including sales from “Divani&Divani by Natuzzi”) amounted to €56.0 million, an increase of 15.9% compared to 4Q 2020 and of 28.2% compared to 4Q 2019.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €12.8 million, a decrease of 8.8% compared to 4Q 2020 and a decrease of 12.0% compared to 4Q 2019. The Group’s strategy is to focus on fewer selected large accounts and serve them with a more efficient go-to-market model.

B. Distribution

As of December 31, 2021, the Group distributed its branded collections in 110 countries according to the following table.

	Direct Retail	FOS**	Galleries**	Total
North America	12	6	184	202
West & South Europe	37	97	135	269
Greater China	24(1)	316	─	340
Emerging Markets	─	72	142	214
Rest of the World	16*	82	91	189
Total	89	573	552	1,214

* It includes 11 Natuzzi Concessions (store-in-store points of sale) directly managed by the Mexican subsidiary of the Group.
** Managed by independent partners.
(1) All directly operated by our Joint Venture in China. As the Natuzzi Group owns a 49% stake in the Joint Venture, we consolidate only the sell-in from such DOS.

During 2021, Group’s direct retail invoiced sales amounted to €68.4 million, an increase of 26.0% compared to 2020 and of 6.2% compared to 2019, mainly due to the continued positive momentum in our DOS located in the U.S. (+62.6% and +35.0% compared to 2020 and 2019, respectively).

In 2021, invoiced sales from franchise stores amounted to €135.3 million, an increase of 31.7% compared to 2020, and of 43.6% compared to 2019.

We continue executing our strategy to become a Brand Retailer. The weight of Retail (DOS and FOS) on total upholstered and home furnishings business in 2021 was 49.2% vs 43.0% in 2019. In 2021 we added 103 new monobrand stores, of which 2 DOS in Australia and 101 FOS, of which 84 located in China, 3 in each of Italy and India, and 1 in each of the USA, UK and other countries.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores as well as mass distributors selling unbranded products.

In 2021, invoiced sales from the wholesale channel amounted to €210.0 million, an increase of 34.2% compared to 2020, reaching the same level as in 2019.

4Q 2021 GROSS MARGIN

In 4Q 2021, we had a gross margin of 35.6%, which increased from 31.4% in 4Q 2020 and 31.9% in 4Q 2019, mainly due to a better brand mix and a higher operating leverage, notwithstanding increasing raw materials the whole industry has been experiencing for the last twelve months. Gross margin also benefitted from the adoption of price increase applied in the second part of last year to mitigate such inflationary environment.

We remain vigilant in finding solutions to mitigate this inflationary pressure on gross margin, as we do not see yet signs of a return to a more stabilized trend in the cost of materials.

4Q 2021 OPERATING EXPENSES

During 4Q 2021, operating expenses (which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables) were €40.6 million (or 35.2% on revenues), increasing from €29.0 million (or 29.0% on revenues) in 4Q 2020 and from €35.1 million (or 34.9% on revenues) in 4Q 2019.

The main driver beyond the increase in operating expenses was transportation. Out of the €11.6 million increase in the operating expenses, €6.7 million were caused by transportation cost as result of €6.2 million increase deriving from the spike in carriage tariffs and the remaining €0.5 million increase mainly due to a different geographic mix in shipping.

GROUP’S JOINT VENTURE IN GREATER CHINA

Given the relevance of the Chinese market for the Group, we herewith provide an update on our retail operations in that Region.

The Group’s commercial and distribution activities in Greater China, which includes China Mainland, Hong Kong and Macau, are managed by Natuzzi Trading (Shanghai) Co., Ltd., which has become a joint venture (the “Joint Venture”) between the Company and Kuka Furniture (Ningbo) co., Ltd. (“Kuka”), following the agreement (the “Agreements”) signed in March 2018 and finalized in July of the same year.

This Joint Venture distributes Natuzzi Italia and Natuzzi Editions branded products through a network of single-brand directly operated and franchised operated stores in Greater China. As of December 31, 2021, there were 340 points of sales (of which 98 Natuzzi Italia and 242 Natuzzi Edition stores).

Under the Agreements, Natuzzi and Kuka own, respectively, a 49% and a 51% stake in the Joint Venture. Consequently, the Company’s former wholly-owned subsidiary, Natuzzi Trading Shanghai Co. Ltd., has been deconsolidated since July 27, 2018. Consequently, in accordance with IFRS accounting principles, Natuzzi accounts for:

- the sell-in generated by the Joint Venture under the consolidated revenue, and
- the Joint Venture’s 49% result of the period under the caption “Share of profit/(loss) of equity-method investees”.

For the year 2021, Natuzzi’s invoiced sales in Greater China were €48.4 million, up 27.1% compared to full year 2020 and up 24.1% compared to full year 2019.

In 2021, net profit deriving from the 49% share of the Chinese commercial partnership vehicle was €3.6 million compared to €1.5 million in 2020 and to €1.0 million in 2019.

As at the end of 2021, cash and cash equivalents in our Joint Venture in China amounted to €61.9 million, compared to €43.7 million and €37.0 million at the end of 2020 and 2019, respectively.

FULL YEAR 2021 RESULTS AND A PERSPECTIVE ON OUR MULTI-YEAR TRANSFORMATION JOURNEY

In 2021, the Company returned to top line growth and improved results on all key dimensions of its P&L not only versus 2020 but also versus 2019, the year before COVID:

  Total revenues of €427.4 million, +30.2% vs 2020 and +10.4% compared to 2019;
  Gross margin of 36.0%, vs 31.4% in 2020 and 29.7% in 2019;
  Operating profit of €4.9 million that compares to an operating loss of (€10.6) million in 2020, and of (€22.5) million in 2019
  Adjusted EBITDA of €24.9 million, vs €12.3 million in 2020 and €1.0 million in 2019

We believe it is useful to put 2021 numbers in the perspective of our multi-year transformation journey. In 2019, in fact, Natuzzi defined a new strategic plan, which has been than reconfirmed and further articulated in 2021, when the new CEO took position and the new governance became effective. Despite the COVID -19 did not provide a favourable environment to execute our transformation program, we are encouraged by the early signs of the impact on the P&L of our strategy and long-term plan.

The attached table summarize the key dimensions of our business from 2018 to 2021.

Consolidated figures for the years:	2021	2020	2019	2018

Revenue	427.4	328.3	387.0	428.5
YoY % change in Revenue	30.2%	(15.1)%	(9.7)%	(4.5)%

Branded sales on main business*	87.2%	85.4%	80.2%	76.9%
* Sales of upholstered and other home furnishings products

Gross Profit	153.8	103.2	115.0	120.3
Gross Margin	36.0%	31.4%	29.7%	28.1%

Operating Profit/(Loss)	4.9	(10.6)	(22.5)	(25.5)
Operating Margin	1.1%	(3.2)%	(5.8)%	(5.9)%

Adjusted EBITDA	24.9	12.3	1.0	(15.5)
Adjusted EBITDA margin	5.8%	3.8%	0.3%	(3.6)%

Direct Retail	2021	2020	2019	2018
Total USA Direct Retail Revenue	26.9	16.6	20.0	14.6
Total USA Direct Retail Operating Result	3.1	(1.0)	1.0	(1.0)

	2021	2020	2019	2018(1)
Group's Cash and cash equivalents (as at Dec. 31)	53.5	48.2	39.8	26.6

Figures in €/million, except % data; Unaudited
(1) As of December 31, 2018, the Group’s cash and cash equivalents amounted to €62.1 million, as a result of the €35.5 million received by the Company as net proceeds following the finalization of the Joint Venture in China, signed on July 27, 2018, with KUKA.
For the way in which the Company calculates the Adjusted EBITDA, please refer to our most recent Annual Report on Form 20-F filed with SEC.

BALANCE SHEET AND CASH FLOW

During 2021, the Company provided €0.5 million from operating activities as a result of:

  a profit for the period of €4.4 million;
  adjustments for non-monetary items of €18.6 million, of which depreciation and amortization of €21.4 million;
  (€13.3) million of cash used due to higher working capital to support the increased business, of which (€16.0) million for inventory and (€5.9) million for trade and other receivables, partially offset by trade and other payables.
  interest and taxes paid of (€9.2) million.

During 2021, €7.0 million of cash were provided by investing activities, mainly due to €4.5 million deriving from the sale of a land in High Point, USA (NC) and of two idle buildings near the Company’s headquarters, and €5.5 million deriving from the sale of one of its Italian subsidiaries, partially offset by €5.0 million invested in capital expenditures.

In the same period, €2.0 million of cash were used in financing activities.

As a result, as of December 31, 2021, cash and cash equivalents was €53.5 million, compared to €48.2 million as of December 31, 2020.

As of December 31, 2021, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€0.1) million compared to €0.9 million as of December 31, 2020.

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the fourth quarter of 2021 and 2020 on the basis of IFRS-IAS (expressed in millions Euro, except per ordinary share)

	Fourth Quarter ended on		Change	Percentage of revenue
	31-Dec-21	31-Dec-20%		31-Dec-21	31-Dec-20
Revenue	115.6	99.9	15.7%	100.0%	100.0%
Cost of Sales	(74.4)	(68.5)	8.6%	-64.4%	-68.6%
Gross profit	41.2	31.4	31.2%	35.6%	31.4%
Other income	1.4	0.9		1.2%	0.9%
Selling expenses	(32.0)	(21.7)	47.6%	-27.6%	-21.7%
Administrative expenses	(9.9)	(7.5)	31.7%	-8.6%	-7.5%
Impairment on trade receivables	(0.0)	0.0		0.0%	0.0%
Other expenses	(0.2)	(0.7)		-0.1%	-0.7%
Operating profit/(loss)	0.6	2.4		0.5%	2.4%
Finance income	0.2	0.1		0.1%	0.1%
Finance costs	(1.5)	(3.1)		-1.3%	-3.1%
Net exchange rate gains/(losses)	2.8	(0.8)		2.4%	-0.8%
Gain from disposal and loss of control of a subsidiary	0.3	─		0.2%	0.0%
Net finance income/(costs)	1.7	(3.8)		1.5%	-3.8%
Share of profit/(loss) of equity-method investees	0.8	0.5		0.7%	0.5%
Profit/(Loss) before tax	3.1	(0.8)		2.7%	-0.8%
Income tax expense	(1.2)	(2.8)		-1.1%	-2.8%
Profit/(Loss) for the period	1.9	(3.6)		1.6%	-3.6%
Profit/(Loss) attributable to:
Owners of the Company	1.5	(3.9)
Non-controlling interests	0.4	0.3

Profit/(loss) per Ordinary Share	0.03	(0.07)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the twelve months of 2021 and 2020 on the basis of IFRS-IAS (expressed in millions Euro, except per share data)

	Twelve Months ended on		Change	Percentage of revenue
	31-Dec-21	31-Dec-20%		31-Dec-21	31-Dec-20
Revenue	427.4	328.3	30.2%	100.0%	100.0%
Cost of Sales	(273.6)	(225.2)	21.5%	-64.0%	-68.6%
Gross profit	153.8	103.2	49.0%	36.0%	31.4%
Other income	6.4	3.9		1.5%	1.2%
Selling expenses	(121.6)	(84.5)	43.9%	-28.5%	-25.7%
Administrative expenses	(33.3)	(29.4)	13.1%	-7.8%	-9.0%
Impairment on trade receivables	(0.1)	(1.8)		0.0%	-0.5%
Other expenses	(0.3)	(1.9)		-0.1%	-0.6%
Operating profit/(loss)	4.9	(10.6)		1.1%	-3.2%
Finance income	0.2	0.3		0.1%	0.1%
Finance costs	(6.8)	(7.8)		-1.6%	-2.4%
Net exchange rate gains/(losses)	1.9	(3.9)		0.4%	-1.2%
Gain from disposal and loss of control of a subsidiary	5.0	─		1.2%	0.0%
Net finance income/(costs)	0.3	(11.4)		0.1%	-3.5%
Share of profit/(loss) of equity-method investees	3.6	1.5		0.8%	0.4%
Profit/(Loss) before tax	8.8	(20.6)		2.1%	-6.3%
Income tax expense	(4.4)	(4.3)		-1.0%	-1.3%
Profit/(Loss) for the period	4.4	(24.9)		1.0%	-7.6%
Profit/(Loss) attributable to:
Owners of the Company	3.6	(24.7)
Non-controlling interests	0.8	(0.2)

Profit/(loss) per Ordinary Share	0.07	(0.45)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Dec-21	31-Dec-20

ASSETS
Non-current assets	189.6	184.0
Current assets	200.4	172.0
TOTAL ASSETS	390.0	356.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	82.3	74.3
Non-controlling interests	1.5	1.0
Non-current liabilities	107.5	104.0
Current liabilities	198.7	176.7
TOTAL EQUITY AND LIABILITIES	390.0	356.0
Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Dec-21	31-Dec-20
Net cash provided by (used in) operating activities	0.5	12.3
Net cash provided by (used in) investing activities	7.0	2.3
Net cash provided by (used in) financing activities	(2.0)	(5.6)
Increase (decrease) in cash and cash equivalents	5.5	9.0
Cash and cash equivalents, beginning of the year	46.1	37.8
Effect of movements in exchange rates on cash held	0.6	(0.8)
Cash and cash equivalents, end of the period	52.2	46.1

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Dec-21	31-Dec-20
Cash and cash equivalents in the statement of financial position	53.5	48.2
Bank overdrafts repayable on demand	(1.2)	(2.1)
Cash and cash equivalents in the statement of cash flows	52.2	46.1

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Additional Information

This news release is just one part of the Company’s financial disclosures and should be read in conjunction with other information filed with the U.S. Securities and Exchange Commission, available at https://www.natuzzigroup.com/en-EN/ir/financial-release.html under the “SEC Filings” section.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 651 mono-brand stores and 563 galleries as of December 31, 2021, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

For information:
Natuzzi Investor Relations
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com
James Carbonara | tel. +1 (646)-755-7412 | james@haydenir.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date: APRIL 08, 2022	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi